大華銀行
UNITED OVERSEAS BANK

02 DEC 16

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A45/atl

2 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

02060538

1) ACQUISITION OF SHARES IN SUBSIDIARY
2) FORMATION OF JOINT VENTURE COMPANY

Dear Sir

We enclose two copies of our Announcements all dated 2 December 2002 on each of the respective matters above, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/18

Encs

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

ACQUISITION OF SHARES IN SUBSIDIARY

Singapore, 2 December 2002 – United Overseas Bank Limited ("UOB" or the "Company") wishes to announce that two of its wholly-owned subsidiaries, UOB Warehouse Pte Ltd ("UOBW") and UOB Equity Holdings (Pte) Ltd ("UOBEH"), have each acquired 6,000 ordinary shares of S$10.00, paid up to S$5.00 each in Overseas Union Bank Trustees Limited ("OUBT") from Overseas Union Facilities (Private) Limited and Overseas Union Insurance, Limited respectively. The 6,000 ordinary shares constitute 20% of the issued share capital of OUBT.

The cash consideration paid by each of UOBW and UOBEH for their respective acquisition of 6,000 OUBT shares was S$1,482,480.00. The price was agreed upon on a "willing buyer willing seller" basis, based on the audited net assets value of OUBT as at 30 September 2002.

The acquisitions are part of the on-going rationalisation of the UOB Group following the merger of UOB and Overseas Union Bank Limited.

With the acquisitions by UOBW and UOBEH and as at the date of this announcement, UOB Group's effective interest in OUBT has been increased to 90.5%. However, upon completion of the scheme of arrangement (the "Scheme") entered into between Overseas Union Trust Limited ("OUT") (another existing shareholder of OUBT), UOB and the existing shareholders of OUT (other than UOB), pursuant to which UOB will be acquiring all the existing shares in OUT, UOB Group's shareholding interest in OUBT will be increased to 100%. The completion of the Scheme is expected to take place on 19 December 2002.

The acquisitions will not have any material impact on the UOB Group's consolidated net tangible assets or net earnings for the financial year ending 31 December 2002.

Mrs Vivien Chan
Company Secretary

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

FORMATION OF JOINT VENTURE COMPANY

Singapore, 2 December 2002 – UOB has established an offshore fund company, UOB Venture (Shenzhen) Limited ("UOBVS") in the Republic of Mauritius pursuant to an investment agreement with Shenzhen Venture Capital Co. Ltd of China ("SZVC") (recently renamed as Shenzhen Capital Group Co., Ltd). Pursuant to the agreement, UOBVS and SZVC shall raise up to US$25 million each to invest jointly in promising high growth technology and technology related projects in China.

UOB has seeded US$5 million and raised the balance to reach US$10 million in the offshore fund and SZVC has done the same in respect of the local fund which it has established in China at the end of the First Closing, the intention being that all investments by the 2 funds shall be made jointly and in equal proportions through an equity joint venture fund in China.

Mrs Vivien Chan
Company Secretary

L

大華銀行
UNITED OVERSEAS BANK

02 DEC 16 AM 9:23

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A44/atl

28 November 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

1) ORDINARY RESOLUTION PASSED AT THE UOB EXTRAORDINARY GENERAL MEETING

2) INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF A SUBSIDIARY COMPANY

3) CHANGE IN THE SHAREHOLDING OF UNITED OVERSEAS BANK LIMITED IN NETWORK FOR ELECTRONIC TRANSFERS (SINGAPORE) PTE LTD

Dear Sir

We enclose three copies of our Announcements all dated 28 November 2002 on each of the respective matters above, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

RESOLUTION PASSED AT THE UOB EXTRAORDINARY GENERAL MEETING

United Overseas Bank Limited wishes to announce that the resolution proposed at the Extraordinary General Meeting held on 28 November 2002 has been passed.

I, Vivien Chan, Secretary of the abovementioned Company, hereby certify that at the Extraordinary General Meeting of the abovenamed Company duly convened and held at the Penthouse, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624 on the 28th day of November, 2002 at 12.00 noon the following Ordinary Resolution was duly passed:-

ORDINARY RESOLUTION

RESOLVED THAT:

(a) the Company makes a distribution (the "**Distribution**") of 64,251,957 ordinary shares of par value S$1.00 each ("**Haw Par Shares**") in the capital of Haw Par Corporation Limited ("**Haw Par**") held by the Company by way of a dividend in specie in the proportion of between a minimum of 408.17 and a maximum of 408.84 Haw Par Shares for every 10,000 ordinary shares of par value S$1.00 each in the capital of the Company held by the shareholders of the Company as at 5.00 p.m. on 5 December 2002 (the "**Books Closure Date**"), fractions of a Haw Par Share to be disregarded, free of encumbrances and together with all rights attaching thereto on and from the date of the Distribution, except:

   (i) that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution shall be dealt with in the manner set out in paragraph (c) below; and

   (ii) where the Directors of the Company are of the view that the distribution of Haw Par Shares to any shareholder of the Company whose registered address as recorded in the Register of Members of the Company or in the Depository Register maintained by The Central Depository (Pte) Limited ("**CDP**") on the Books Closure Date is outside Singapore (the "**Relevant Overseas Shareholder**") may infringe any relevant foreign law or necessitate compliance with conditions or requirements which the Directors of the Company regard as onerous by reasons of costs, delay or otherwise, such Haw Par Shares shall not be distributed to such Relevant Overseas Shareholder, but shall be dealt with in the manner set out in paragraph (d) below;

(b) the resultant fractional Haw Par Shares be aggregated, and sold for the benefit of the Company;

(c) the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution be distributed to such person(s) as the Directors of the Company may appoint for the purpose of disposing such Haw Par Shares and the net proceeds arising from such disposal be distributed to Haw Par;

(d) the Haw Par Shares which would otherwise be distributed to the Relevant Overseas Shareholders pursuant to the Distribution be distributed to such person(s) as the Directors of the Company may appoint, who shall sell the same and thereafter distribute the aggregate amount of the net proceeds, after deducting all dealing and other expenses in connection therewith, proportionately among all such Relevant Overseas Shareholders according to their respective entitlements to Haw Par Shares as at the Books Closure Date in full satisfaction of their rights to the Haw Par Shares, provided that where the net proceeds which any particular Relevant Overseas Shareholder is entitled to shall be less than S$10.00, such net proceeds shall be retained for the benefit of the Company and no Relevant Overseas Shareholder shall have any claim whatsoever against CDP and the Company in connection therewith;

(e) the Company appropriates an amount equal to the market value (determined by reference to the last dealt price of Haw Par Shares on the Books Closure Date or, if that date is a day on which Singapore Exchange Securities Trading Limited is not open for trading of securities, on the day immediately preceding the Books Closure Date on which Singapore Exchange Securities Trading Limited is open for trading of securities) of the 64,251,957 Haw Par Shares out of the retained profits of the Company to meet the value of the Haw Par Shares to be distributed to the shareholders of the Company; and

(f) the Directors of the Company and each of them be and are hereby authorised and empowered to complete and to do all such acts and things, and to approve, modify and execute such documents, as they may consider necessary or expedient to give effect to the Distribution.

Mrs Vivien Chan
Secretary

Date: 28 November, 2002

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF A SUBSIDIARY COMPANY

Singapore, 28 November 2002 - United Overseas Bank Limited (the "Bank") wishes to announce that it has subscribed for an additional 500,000 ordinary shares of $1.00 each in UOB Capital Management Pte Ltd ("UOBCM"), a wholly-owned subsidiary of the Bank, for a total cash consideration of $500,000. After the subscription, the paid-up capital of UOBCM is $29,700,000 comprising 29,700,000 ordinary shares of $1.00 each, fully paid.

Mrs Vivien Chan
Secretary

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

Change in the shareholding of United Overseas Bank Limited ("UOB") in Network for Electronic Transfers (Singapore) Pte Ltd ("NETS")

Singapore, 28 November 2002 - Pursuant to Rule 704(16)(d) of the SGX-ST Listing Manual, UOB wishes to announce a change in shareholding in NETS from 40% to approximately 33.33%.

Following the merger between UOB and Overseas Union Bank Limited and between OCBC and Keppel TatLee Bank Ltd, UOB and OCBC have each sold 93,333 shares at S$29.81 per share in the capital of NETS to The Development Bank of Singapore Ltd ("DBS"). The price per share was arrived at based on the net asset value of NETS as at 31 December 2001. The sale by UOB and OCBC was made pursuant to the Articles of Association of NETS to equalise the shareholdings among the three banks. Accordingly, following the share equalisation exercise, each of UOB, OCBC and DBS holds approximately 33.33% of the issued and paid up share capital of NETS.

Mrs Vivien Chan
Company Secretary